

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

Mr. Daniel Martinez,
President, Chief Executive Officer and Director
Midwest Oil and Gas Inc.
400 West Sycamore Street
Independence, Kansas 67301

> **Re:** **Midwest Oil and Gas Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2014**
> **Filed May 29, 2014**
> **Form 10-Q for the Fiscal Quarter ended October 31, 2014**
> **Filed December 22, 2014**
> **File No. 000-54666**

Dear Mr. Martinez:

We issued comments to you on the above captioned filings on March 9, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 3, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph Klinko at (202) 551-3824 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief